Exhibit 99.1

In the third quarter 2012

2.4% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, Chile, October 9th, 2012 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), informed today its preliminary sales for the third quarter 2012. Consolidated sales totaled Ch$ 113,725 million, showing a 2.4% increase as compared to the same quarter last year.

For the quarter, sales in export markets in Chilean Pesos, increased 3.2%; Sales of wine in the domestic market rose by 3.3%; Domestic market – New Business decreased 4.3% and sales in the Argentine subsidiary increased 1.2%.

Sales of our subsidiary in U.S.A. (Fetzer) increased 1.0% as compared to the same quarter last year.

		3Q 2012	3Q 2011	Change (%)	9M 2012	9M 2011	Change (%)
Total Sales (Million Chilean Pesos)⁽*⁾		113,725	111,051	2.4%	308,997	289,999	6.6%
Export Markets⁽¹⁾		69,435	67,290	3.2%	190,207	185,827	2.4%
Domestic Market - Wine		18,270	17,681	3.3%	45,668	45,512	0.3%
Domestic Market - New business		5,968	6,239	-4.3%	18,731	16,811	11.4%
Argentina Exports⁽²⁾		4,104	4,107	-0.1%	10,796	11,111	-2.8%
Argentina Domestic		2,290	2,210	3.6%	5,239	5,321	-1.5%
U.S.A. (Fetzer)⁽³⁾		13,658	13,524	1.0%	38,355	25,418	50.9%
Total Volume (thousand liters)		73,177	73,432	-0.3%	192,753	195,239	-1.3%
Export Markets ⁽¹⁾		44,365	44,929	-1.3%	119,723	123,216	-2.8%
Domestic Market - Wine		18,732	18,102	3.5%	46,393	49,173	-5.7%
Argentina Exports ⁽²⁾		2,741	2,894	-5.3%	7,132	8,162	-12.6%
Argentina Domestic		1,812	1,915	-5.4%	4,130	4,613	-10.5%
U.S.A. (Fetzer)⁽³⁾		5,527	5,593	-1.2%	15,375	10,076	52.6%
Average Price (per liter)	Currency
Export Markets	US$	3.25	3.17	2.4%	3.25	3.18	2.0%
Domestic Market - Wine	Ch$	975.3	976.7	-0.1%	984.4	925.5	6.4%
Argentina Exports	US$	3.11	3.00	3.9%	3.10	2.87	8.0%
Argentina Domestic	US$	2.62	2.44	7.2%	2.60	2.43	7.0%
U.S.A. (Fetzer)	US$	5.13	5.11	0.5%	5.10	5.35	-4.6%

(*)	Other Sales, including bulk wine sales to third parties, are not included in this preliminary sales report.

(1)	Export Volumes include exports to third parties and sales volume of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2)	This figure excludes shipments to the company’s distribution subsidiaries.

(3)	This figure includes sales volume of the company’s distribution subsidiaries.